Exhibit 99.1

Pershing Square Discloses Canadian Pacific Trading Plan

NEW YORK, June 3, 2013 — Pershing Square Capital Management, L.P. announced today that it plans to sell up to seven million common shares of Canadian Pacific Railway Limited (TSX: CP; NYSE: CP). Pershing Square plans to limit these sales to unsolicited brokers’ transactions on the NYSE and the TSX in amounts that will not exceed 10% of the combined NYSE and TSX volume for the CP common shares on any day of trading. The sales will begin on or after June 10, 2013 and will likely be completed over the next six to twelve months.

Pershing Square CEO Bill Ackman said: “Thanks to Hunter Harrison’s and the CP team’s performance over the last nearly one year, Canadian Pacific’s share price has more than tripled since we first invested in CP. As a result, our stake in CP has grown to approximately 26% of the combined assets of our funds. Given that increased concentration, portfolio management considerations have driven our decision to trim our holdings. Even after these sales, we expect to remain CP’s largest shareholder and for CP to remain one of our largest investments.”

Pershing Square’s representatives, Bill Ackman and Paul Hilal, will continue to serve on the company’s board of directors. They were elected to the board in May 2012 after successfully nominating a slate of directors as part of a proxy contest. Shortly thereafter, the company appointed rail industry veteran Hunter Harrison as its CEO.

“We can’t overstate our appreciation for Canadian Pacific’s employees and the important contributions of our fellow board members,” said Paul Hilal.

Under Canadian rules, Pershing Square will make filings within three days following sale transactions, disclosing the price and number of shares sold.

Pershing Square reserves the right to change the plans described above at any time, but if it changes these plans it intends to promptly announce the change.

This press release does not constitute an offer to sell or the solicitation of an offer to buy CP common shares.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” “will” and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations of Pershing Square and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict, and are based upon assumptions as to future events that may not prove to be accurate. Pershing Square does not assume any obligation to update any forward-looking statements contained in this press release, except as required by applicable law.

About Pershing Square Capital Management, L.P.

Pershing Square Capital Management, L.P., based in New York City, is a SEC-registered investment advisor to private investment funds. Pershing Square manages funds that are in the business of trading — buying and selling — securities and other financial instruments. Funds managed by Pershing Square have long positions in CP common shares. Pershing Square may increase, decrease, dispose of, or change the form of its investment in CP for any or no reason, at any time.

SOURCE: Pershing Square Capital Management, L.P.